Exhibit 2

North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

		June 30	December 31
	Notes	2013	2012
ASSETS
Current Assets
Cash and cash equivalents		$44,809	$20,168
Accounts receivable	5	46,602	53,922
Inventories	6	14,825	15,388
Other assets	7	7,617	8,448
Assets of disposal group classified as held for sale	4	—	29,814

Total Current Assets		113,853	127,740

Non-current Assets
Mining interests	8	399,462	343,492

Total Non-current Assets		399,462	343,492

Total Assets		$513,315	$471,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$52,582	$58,474
Credit facility	5,22	29,281	15,089
Current portion of obligations under finance leases	11	2,308	3,717
Provisions	12	—	1,000
Taxes payable		874	874
Current derivative liability	13	2,117	3,952
Liabilities of disposal group classified as held for sale	4	—	12,071

Total Current Liabilities		87,162	95,177

Non-current Liabilities
Income taxes payable		2,352	2,352
Asset retirement obligations	9	14,716	15,214
Obligations under finance leases	11	9,101	9,956
Long-term debt	13	171,084	101,633

Total Non-current Liabilities		197,253	129,155

Shareholders’ Equity
Common share capital	14	787,987	776,632
Stock options and related surplus		8,886	9,125
Equity component of convertible debentures, net of issue costs	13	6,931	6,931
Contributed surplus		8,873	8,873
Deficit		(583,777)	(554,661)

Total Shareholders’ Equity		228,900	246,900

Total Liabilities and Shareholders’ Equity		$513,315	$471,232

Nature of operations and going concern – Note 1

Commitments and contingencies – Notes 16 and 19

Subsequent events – Notes 13, 14(c), and 22

See accompanying notes to the consolidated financial statements

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

			Three months ended June 30		Six months ended June 30
	Notes		2013	2012	2013	2012
Revenue	17		$33,213	$40,563	$80,303	$82,143

Mining operating expenses
Production costs			25,701	27,948	54,642	53,342
Smelting, refining and freight costs			3,406	3,760	7,208	6,735
Royalty expense			892	1,471	3,401	3,065
Depreciation and amortization			7,004	4,905	13,089	8,697
Loss on disposal of equipment			425	98	1,054	98

Total mining operating expenses			37,428	38,182	79,394	71,937

Income (loss) from mining operations			(4,215)	2,381	909	10,206

Other expenses
Exploration			2,192	2,764	7,032	5,948
General and administration			2,186	3,161	5,099	6,464
Interest and other income	18		(2,179)	(2,640)	(1,532)	(2,694)
Interest expense and other costs	18		4,324	1,257	5,583	2,283
Loss on extinguishment of long-term debt	13		11,035	—	11,035	—
Foreign exchange loss (gain)			4,495	(258)	5,317	(39)
Total other expenses			22,053	4,284	32,534	11,962

Loss from continuing operations before taxes			(26,268)	(1,903)	(31,625)	(1,756)

Income and mining tax expense			—	—	—	—
Loss and comprehensive loss from continuing operations for the period			$(26,268)	$(1,903)	$(31,625)	$(1,756)
Income (loss) and comprehensive income (loss) from discontinued operations for the period	4		—	(1,150)	2,509	(2,225)

Loss and comprehensive loss for the period			$(26,268)	$(3,053)	$(29,116)	$(3,981)

Loss per share
Basic			$(0.15)	$(0.02)	$(0.16)	$(0.02)
Diluted	14	(e)	$(0.16)	$(0.03)	$(0.17)	$(0.04)

Loss from continuing operations per share
Basic			$(0.15)	$(0.01)	$(0.17)	$(0.01)
Diluted			$(0.16)	$(0.02)	$(0.18)	$(0.03)
Income (loss) from discontinued operations per share
Basic and diluted			—	$(0.01)	$0.01	$(0.01)

Weighted average number of shares outstanding
Basic	14	(e)	179,520,041	170,644,946	178,491,155	166,784,892
Diluted	14	(e)	179,633,511	170,651,251	178,601,618	166,811,263

See accompanying notes to the consolidated financial statements

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2013	2012	2013	2012
Cash provided by (used in)
Operations
Net loss from continuing operations for the period		$(26,268)	$(1,903)	$(31,625)	$(1,756)
Operating items not involving cash
Depreciation and amortization		7,004	4,905	13,089	8,697
Accretion expense		945	1,024	1,899	1,564
Deferred income and mining tax expense (recovery)		—	(187)	—	911
Loss on extinguishment of debt		11,035	—	11,035	—
Share-based compensation and employee benefits		62	865	475	1,620
Unrealized foreign exchange loss		3,903	—	3,903	—
Other		86	413	1,022	742

		(3,233)	5,117	(202)	11,778
Changes in non-cash working capital	20	384	(284)	518	699

		(2,849)	4,833	316	12,477

Financing Activities
Issuance of common shares and warrants, net of issue costs		9,613	32,904	9,613	32,904
Credit facility	5	(8,808)	15,287	14,192	15,287
Repayment of senior secured notes	13	(79,200)	—	(79,200)	—
Net proceeds of senior secured term loan	13	131,941	—	131,941	—
Capital lease facility		—	—	—	11,239
Repayment of obligations under finance leases	11	(258)	(1,109)	(1,573)	(2,555)
Interest paid		(1,318)	(370)	(5,907)	(3,962)

		51,970	46,712	69,066	52,913

Investing Activities
Additions to mining interests (net)		(27,805)	(32,072)	(65,873)	(69,282)
Proceeds on disposal of mining interests (net)		—	243	990	322

		(27,805)	(31,829)	(64,883)	(68,960)

Increase (decrease) in cash from continuing operations		21,316	19,716	4,499	(3,570)
Net change in cash attributable to discontinued operations	4	—	(15,066)	20,142	(23,949)

Increase (decrease) in cash and cash equivalents		21,316	4,650	24,641	(27,519)
Cash and cash equivalents, beginning of period		23,493	18,695	20,168	50,864

Cash and cash equivalents, end of period		$44,809	$23,345	$44,809	$23,345

See accompanying notes to the consolidated financial statements

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

(unaudited)

	Notes		Number of shares	Capital stock	Stock options	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2012	14		162,851,432	$740,888	$7,859	$—	$8,873	$(488,624)	$268,996
Common shares issued:
Private placement of flow-through shares, net of issue costs			11,300,000	32,904	—	—	—	—	32,904
Premium on issuance of flow-through shares			—	(1,356)	—	—	—	—	(1,356)
Stock based compensation:
Stock-based compensation expense	14	(b)	235,389	622	1,113	—	—	—	1,735
Net loss and comprehensive loss for the period ended June 30, 2012			—	—	—	—	—	(3,981)	(3,981)

Balance, June 30, 2012			174,386,821	$773,058	$8,972	$—	$8,873	$(492,605)	$298,298

Balance, January 1, 2013	14		177,127,833	$776,632	$9,125	$6,931	$8,873	$(554,661)	$246,900
Common shares issued:
Settlement of obligation relating to production targets	12		709,220	1,000	—	—	—	—	1,000
Settlement of NAP Quebec disposal costs	4		203,800	300	—	—	—	—	300
Private placement of flow-through shares, net of issue costs	14	(c)	8,668,009	9,613	—	—	—	—	9,613
Premium on issuance of flow-through shares			—	(910)	—	—	—	—	(910)
Warrants:
Palladium warrants exercised	13		574,738	638	—	—	—	—	638
Stock based compensation:
Stock-based compensation expense	14	(b)	527,977	714	(239)	—	—	—	475
Net loss and comprehensive loss for the period ended June 30, 2013			—	—	—	—	—	(29,116)	(29,116)

Balance, June 30, 2013			187,811,577	$787,987	$8,886	$6,931	$8,873	$(583,777)	$228,900

See accompanying notes to the consolidated financial statements

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1. NATURE OF OPERATIONS AND GOING CONCERN

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP’s flagship operation is the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing bulk mining methods. The Company is incurring additional exploration expenditures on other palladium opportunities at LDI.

The Company also owned NAP Quebec Mines Ltd. (“NAP Quebec”), consisting of the Vezza gold mine and Sleeping Giant mill located north of Val D’or, Quebec. At December 31, 2012, the Company was committed to a plan to market and sell its gold division assets (“Disposal Group”) through the sale of the shares of its wholly-owned subsidiary NAP Quebec and on March 22, 2013, the Company completed the sale of NAP Quebec resulting in the disposition of all Gold Division assets.

The condensed interim consolidated financial statements for the Company as at June 30, 2013 and for the three and six month periods ended June 30, 2013, include the Company and its subsidiary LDI (collectively referred to as the “Company”).

These condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. As at June 30, 2013, the Company had a cash balance of $44.8 million and a working capital surplus of approximately $26.7 million. During the quarter ended June 30, 2013, the Company restructured its debt borrowings to extend the maturity date of its borrowings and extended the maturity date of its credit facility to July 2014. While the Company has operations that generate revenue, it has not yet achieved consistently profitable operations and incurred a net loss from continuing operations in the six month period ended June 30, 2013. The Company’s ability to continue operations and exploration and development activities (including the LDI mine expansion) is dependent upon the Company’s funding the capital expenditures required to continue the LDI expansion to the end of 2013. The achievement of this is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft and profitable operation of the LDI mine expansion once complete. Adverse changes in any of these variables may require the Company to seek additional financing. The availability of sources of additional financing in the future cannot be assured at this time. Accordingly, these conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The condensed interim consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 34, Interim Financial Reporting.

These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the condensed interim consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2012 have been applied consistently by all Company’s entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment did not impact the condensed interim consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2013. This amendment did not impact the condensed interim consolidated financial statements of the Company.

Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly, effective for reporting years beginning on or after January 1, 2013. These standards and amendments did not impact the Company’s condensed interim consolidated financial statements:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed “Separate Financial Statements” and deals solely with separate financial statements, the guidance for which remains unchanged.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013. Disclosures required under IFRS 13 for condensed interim consolidated financial statements have been included in note 15.

IFRIC 20—Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013. The adoption of this standard did not have any impact on the condensed interim consolidated financial statements of the Company.

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s condensed interim consolidated financial statements:

IFRS 9 Financial Instruments: Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. This standard and the related update are effective for years beginning on or after January 1, 2015.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On March 22, 2013, the Company divested of its interest in its gold division through the disposal of all of the shares of its wholly-owned subsidiary, NAP Quebec. At December 31, 2012, management was committed to a plan to sell the gold division and an active program to locate a buyer and complete the plan had been initiated. As a result, the Company has presented the consolidated financial statements to segregate the gold division as discontinued operations and related financial assets and liabilities held for sale from those balances relating to the Company’s continuing operations as at December 31, 2012 and for the period to March 22, 2013.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Assets and liabilities held for sale

The carrying values of the major classes of assets and liabilities included as part of NAP Quebec on the consolidated balance sheet were reclassified as assets and liabilities of a disposal group classified as held for sale. As at the disposal date of March 22, 2013 and December 31, 2012 the balances reported consisted of the following:

	At March 22 2013	At December 31 2012
Assets of a disposal group classified as held for sale
Cash and cash equivalents	$1,084	$553
Taxes receivable	5,028	4,522
Inventories	4,007	7,257
Other current assets	1,685	770
Mining Interests	20,563	16,712

	$32,367	$29,814

Liabilities of a disposal group classified as held for sale
Accounts payable and accrued liabilities	$7,005	$5,908
Obligations under finance leases	341	58
Asset retirement obligation	6,154	6,105

	$13,500	$12,071

Proceeds on disposal, net
Cash	$18,000	$—
Equity-settled – note 7[1]	1,410	—
Receivable inventory amounts – note 7	1,801	—
Transaction costs related to sale	(815)	—

	$20,396	$—

Gain on disposal of gold division	$1,529	$—

[1]

Maudore Minerals Ltd. issued 1.5 million of its common shares (“MAO” on the TSXV) as consideration towards the purchase price. These shares are subject to a 4 month hold period which ends July 22, 2013.

In addition to the recognized proceeds, the sale agreement also includes a provision for future settlement of amounts relating to a portion of the gold contained in the liners at the Sleeping Giant mill. The valuation of the settlement amount is contingent upon future determination of gold content, pricing, and foreign exchange at the time the liners are changed. As a result, neither the contingent asset nor any estimate of income related to this contract provision has been reflected in the condensed interim consolidated financial statements. However, in the event that the liners have not been changed within one year of the sale date, the parties have agreed upon a preliminary settlement advance of $1.0 million until such time as the cleaning is completed and a valuation is readily determinable.

On May 22, 2013, in accordance with contractual terms, the Company elected to issue 203,800 common shares for the settlement of $0.3 million of transaction costs related to the sale of the gold division.

Gold assets impairment charge

At December 31, 2012, the Company tested the gold division for impairment using the fair value of the expected purchase consideration less cost to sell as the recoverable amount. In performing the impairment test, the Company concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company recognized an impairment loss of $56.0 million for the year ended December 31, 2012.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

Net income from discontinued operations

Income and comprehensive income related to NAP Quebec have been segregated from continuing operations. Income (loss) from discontinued operations consists of the following:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Revenue	$—	$2	$225	$3,004

Mining operating expenses
Production costs (recovery)	—	—	(292)	2,157
Smelting, refining and freight costs	—	2	—	5
Depreciation and amortization	—	26	10	170
Gain on disposal of equipment	—	(287)	—	(366)
Gold mine closure, care and maintenance costs	—	274	—	1,351

Total mining operating expenses (recovery)	—	15	(282)	3,317

Income (loss) from mining operations	—	(13)	507	(313)

Other expenses
Exploration	—	1,205	151	2,024
General and administration	—	(4)	(34)	22
Other income	—	(3)	(18)	(22)
Interest expense and other costs	—	39	24	67

Total other expenses	—	1,237	123	2,091

Income (loss) before taxes	—	(1,250)	384	(2,404)
Income and mining tax recovery	—	100	596	179

Income (loss) and comprehensive income (loss) for the period before disposal	$—	$(1,150)	$980	$(2,225)
Gain on disposal of gold division	—	—	1,529	—

Income (loss) and comprehensive income (loss) for the period	$—	$(1,150)	$2,509	$(2,225)

Cash flows from discontinued operations

Cash flows related to NAP Quebec have been segregated from continuing operations. Net cash flows provided by (used in) discontinued operations consist of the following:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cash flow provided by (used in):
Operations	$—	$(4,162)	$6,133	$(7,055)
Financing	—	(302)	301	(36)
Investing	—	(8,674)	14,239	(16,388)

Net cash provided by (used in) discontinued operations	$—	$(13,138)	$20,673	$(23,479)
Opening cash held by discontinued operations	—	(1,387)	553	71
Closing cash held by discontinued operations	—	(541)	(1,084)	(541)

Net change in cash attributable to discontinued operations	$—	$(15,066)	$20,142	$(23,949)

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

5. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At June 30 2013	At December 31 2012
Accounts receivable	$44,461	$53,922
Unrealized gain on financial contracts[1]	2,141	—

Accounts receivable	$46,602	$53,922

[1]

As at June 30, 2013, a total of 25,000 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of US$749 per ounce (December 31, 2012 – 55,000 ounces at an average price of US$640 per ounce). Refer to note 10.

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the June 30, 2013 forward metal prices for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from two customers at June 30, 2013 (December 31, 2012 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 17.

Accounts receivable and inventories of concentrate, crushed and broken ore have been pledged as security against a credit facility with a Canadian chartered bank, which matures July 4, 2014, and which is to be used for working capital liquidity and general corporate purposes. The maximum that can be utilized under the facility is the lesser of US$60.0 million and the Company’s borrowing base, which as of June 30, 2013 was US$37.9 million (refer to note 22). Under the credit facility, as of June 30, 2013, the Company utilized US$14.6 million for letters of credit, primarily for reclamation deposits and has drawn down US$27.9 million ($29.3 million). During the three months ended June 30, 2013, the Company made net repayments of US$9.4 million ($8.6 million), and US$12.7 million ($14.2 million) was drawn down during the six months ended June 30, 2013.

6. INVENTORIES

Inventories consist of the following:

	At June 30 2013	At December 31 2012
Supplies[1]	$10,338	$10,633
Concentrate inventory[2]	3,318	1,587
Crushed and broken ore stockpiles[2,3]	1,169	3,168

Total	$14,825	$15,388

[1]	For 2012, gold and supplies inventory relating to discontinued operations amounting to $7,257 has been reclassified as held for sale. Refer to note 4.
[2]	This portion of inventories has been pledged as security on the Company’s credit facility. Refer to note 5.
[3]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.

All inventory amounts are carried at cost for the periods presented.

Supplies inventory of $6,183 (2012—$7,044) were recognized as an expense during the quarter ended June 30, 2013 and $14,229 during the six months ended June 30, 2013 (2012—$14,599).

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

7. OTHER ASSETS

Other assets consist of the following:

	At June 30 2013	At December 31 2012
Prepaids	$598	$1,375
Sales taxes receivable	3,960	7,065
Investments[1]	810	—
Other[2]	2,249	8

	$7,617	$8,448

[1]

On March 22, 2013, the Company sold its investment in NAP Quebec. A portion of the proceeds on the sale was equity-settled by the purchaser. Refer to note 4. For investments in shares of unrelated publicly listed companies, for which such holdings do not constitute a significant influence, the Company has elected to classify the investments as held-for-trading for accounting purposes. Such investments are stated at fair value through profit or loss based on the closing market price of the investee’s common stock on the last trading day on or before the Company’s reporting date. Any gain or loss in the value of the investments is recognized in the condensed interim consolidated statements of operations and comprehensive loss. The fair value of the investments at initial recognition was $1,410 and was $810 at June 30, 2013.

[2]	The balance includes $1,801 receivable for inventory amounts related to the disposal of discontinued operations. Refer to note 4.

8. MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease[2]	Mining leases and claims, royalty interest, and development	Total
Carrying amounts
As at December 31, 2012	$37,322	$278,883	$15,568	$11,719	$343,492
As at June 30, 2013	$49,848	$327,834	$10,592	$11,188	$399,462

[1]	For the six months ended June 30, 2013, $5,885 (year ended December 31, 2012—$7,999) of interest costs on long-term debt was capitalized to mining interests.
[2]

In 2012 the Company entered into a leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to depreciation and amortization. Refer to note 11.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Certain assets are pledged as security for credit agreement arrangements and senior secured lenders.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

9. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

At June 30, 2013, the changes in asset retirement and the related mine restoration deposit are as follows:

At June 30 2013
Asset retirement obligation (“ARO”), beginning of period – continuing operations	$15,214
Change in discount rate	(625)
Accretion expense	127

Asset retirement obligation, end of period – continuing operations	$14,716

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
Continuing Operations:
LDI mine[1]	2020	$14,716	$14,055	$14,055	$17,319

[1]	Including a letter of credit for Shebandown West project, the total letters of credit outstanding are $14.4 million.

The key assumptions applied for determination of the ARO obligation are as follows:

	At June 30 2013	At December 31 2012
Continuing Operations:
Inflation	2.00	2.00
Market risk	5.00	5.00
Discount rate	2.17	1.63

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	At June 30 2013	At December 31 2012
Accounts payable and accrued liabilities	$52,582	$55,238
Unrealized loss on financial contracts[1]	—	3,236

Accounts payable and accrued liabilities	$52,582	$58,474

[1]

As at June 30, 2013, a total of 25,000 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of US$774 per ounce (December 31, 2012 – 55,000 ounces at an average price of US$640 per ounce). Refer to note 5.

11. LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 8 under the category of equipment under finance leases.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	June 30, 2013			December 31, 2012
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$2,843	$535	$2,308	$4,374	$657	$3,717
Between one and five years	9,927	826	9,101	10,963	1,007	9,956

	$12,770	$1,361	$11,409	$15,337	$1,664	$13,673
Less current portion			2,308			3,717

			$9,101			$9,956

OPERATING LEASES

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At June 30 2013	At December 31 2012
Less than one year	$3,040	$2,761
Between one and five years	2,596	3,960
More than five years	—	—

	$5,636	$6,721

The total minimum lease payments recognized in expense during each of the stated three and six month periods ending are as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Minimum lease payments expensed	$904	$446	$1,130	$693

12. PROVISIONS

In conjunction with the acquisition of Cadiscor Resources Inc. in 2009 (renamed NAP Quebec), the Company assumed an obligation in the amount of $1.0 million, payable in cash or by the issuance of common shares of the Company, upon achieving a specified production target of 300,000 milled tonnes of ore at its Sleeping Giant mill. Based on production results, the Company achieved the production target in the last quarter of 2012 with settlement occurring on March 8, 2013 through the issuance of 709,220 common shares of the Company.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

13. LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At June 30 2013	At December 31 2012
Senior secured term loan	$135,961	$—
Senior secured notes	—	67,211
Convertible debentures	35,123	34,422

	$171,084	$101,633

Senior secured term loan

On June 7, 2013, the Company closed a US$130 million senior secured term loan financing which bears interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. NAP has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants including senior debt to EBITDA ratios, which become effective in the first quarter of 2014, minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013.

At closing, the Company exercised an option to defer a commitment fee of US$3.9 million for a period of up to two years. As a result, the balance of the commitment fee was added to the principal outstanding with interest on the outstanding fee compounding monthly until repaid.

In addition to the term loan and the commitment fee included in the principal, the loan agreement also includes provision for the payment of an exit fee equal to 5% of term loan principal settlements at the time of repayment. Interest on the loan is recorded at an effective interest rate of 16.7%.

Senior secured notes

On June 7, 2013, the debt component of the senior secured notes was fully repaid using the proceeds from the senior secured term loan. The total payment amounted to $80.5 million and included settlement of the principal outstanding of $72.0 million, accrued interest of $1.3 million, and a redemption premium of $7.2 million. The repayment resulted in the recognition of a loss on extinguishment of $11.0 million.

The palladium warrants originally issued with the senior secured notes were not included in the settlement payment. A total of 72,000 warrants were issued which entitle the holders to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce (the “Strike Price”), anytime up to October 4, 2014. If exercised, the Company will pay the warrant holder an amount equal to the average of the U.S dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. The Company has the option, subject to certain conditions, to pay the amount owing in common shares priced at a 7% discount to the volume weighted average price on the Toronto Stock Exchange for the five trading days prior to the date of exercise.

During June 2013, a total of 13,000 palladium warrants were exercised, resulting in a settlement payable of $0.6 million. The Company elected to apply the equity-settlement option, resulting in the issuance of 574,738 common shares.

An additional 47,000 palladium warrants were subsequently exercised resulting in a $1.7 million cash settlement in July 2013.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

The derivatives relating to the outstanding palladium warrants are recorded at fair value through profit or loss at each reporting date. At June 30, 2013 and December 31, 2012, the outstanding palladium warrants and related options were valued using a binomial model which included the following key assumptions:

	June 30 2013		December 31 2012
Market price of palladium	US$	643	US$	699
Strike price	US$	620	US$	620
Volatility[1]		24%		30%
Risk free rate		1.20%		1.14%
Expected life (in years)		1.26		1.76

[1]	Expected volatility is estimated by considering historic average palladium price volatility based on the remaining life of the warrants.

The value of the derivative liability is $2.1 million at June 30, 2013 ($4.0 million – December 31, 2012).

Convertible Debentures

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

14. SHAREHOLDERS’ EQUITY

(a) Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b) Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan (“RRSP Plan”), in which both union and non-union eligible employees can participate at their option. Union employees are entitled to an employer contribution of either: (a) $1.00 for each $1.00 contribution up to a maximum of 5% of base salary for employees who have been employed for 6-18 months (maximum $2,500 per year); or (b) $2.00 for each $1.00 contribution up to a maximum of 10% of base salary for employees who have been employed for greater than 18 months (maximum $5,000 per year). Non-union employees are entitled to an employer contribution equal to 3% of base salary plus an employer matching contribution of up to a maximum of 2% of base salary for employees who have been employed for greater than 90 days. The Company contributions are made either in cash or treasury shares of the Company on a quarterly basis. The maximum number of common shares available for grant shall not exceed 3,000,000 common shares of the Company. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the three months ended June 30, 2013, the Company contributed 282,626 shares with a fair value of $410 (2012 – 125,882 shares with a fair value of $339) and for the six months ended June 30, 2013, 527,977 shares with a fair value of $714 (2012 – 235,389 shares with a fair value of $622) were contributed.

(c) Flow-through share offerings

On June 7, 2013, the Company entered into a subscription agreement in respect of a fully subscribed private placement of flow-through shares, for aggregate gross proceeds to the Company of approximately $20 million, with the intention to issue these shares in two tranches, in each case at a 2% premium to the relevant market price (defined as the simple average of the five daily VWAPs on the TSX for the five trading day period ending on the fourth trading day prior to each tranche’s closing date).

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

On June 19, 2013, the Company completed the first tranche with the issuance of 8,668,009 flow-through common shares at a price of $1.155 per share for net proceeds of $9.6 million. The Company is required to spend the gross proceeds of $10.0 million on eligible exploration and mine development expenditures, which are expected to be renounced to investors for the 2013 tax year. As at June 30, 2013, $nil was spent, with the remaining $10.0 million expected to be spent by December 31, 2013.

On July 23, 2013, the Company completed the second tranche with the issuance of 8,590,328 flow-through common shares at a price of $1.164 per share for net proceeds of $9.6 million. The Company is required to spend the gross proceeds of $10.0 million on eligible exploration and mine development expenditures, which are expected to be renounced to investors for the 2013 tax year. The $10.0 million is expected to be spent by December 31, 2013.

(d) Corporate Stock Option Plan

The maximum number of common shares available for grant shall not exceed 8,000,000 common shares of the Company. As at June 30, 2013, 5,357,501 options (December 31, 2012 – 5,291,051 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	June 30, 2013		December 31, 2012
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,207,249	$3.68	3,644,583	$4.43
Granted	1,000,000	$1.14	1,772,000	$2.82
Cancelled	(1,540,000)	$4.07	(720,000)	$4.34
Expired	(24,750)	$1.85	(489,334)	$5.14

Outstanding, end of period	3,642,499	$2.83	4,207,249	$3.68

Options exercisable at end of period	1,957,509	$3.48	2,335,591	$3.88

No options were exercised during the six months ended June 30, 2013 or during the six months ended June 30, 2012.

The following table summarizes information about the Company’s stock options outstanding at June 30, 2013:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at June 30, 2013	Options Exercisable at June 30, 2013
$1.14-2.50	5.45	2,198,333	750,000
$2.51-3.00	3.56	406,667	246,672
$3.01-6.00	4.31	624,999	561,667
$6.01-8.87	2.39	412,500	399,170

	4.59	3,642,499	1,957,509

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

The fair value of options granted during the six months ended June 30, 2013 and the year ended December 31, 2012 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	June 30 2013	December 31 2012
Awards granted	1,000,000	1,772,000
Weighted average fair value of awards	$0.58	$1.24
Pre-vest forfeiture rate	21%	13%
Grant price	$1.14	$2.82
Market price	$1.12	$2.53
Volatility[1]	65%	65%
Risk free rate	1.28%	1.25%
Dividend yield	0%	0%
Expected life (in years)	4.5	4.4

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(e) Reconciliation of the diluted number of shares outstanding – continuing operations:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Net loss available to common shareholders	$(26,268)	$(3,053)	$(29,116)	$(3,981)
Effect of dilutive securities	(2,146)	(2,411)	(1,197)	(2,411)

Adjusted net loss available to common shareholders	$(28,414)	$(5,464)	$(30,313)	$(6,392)

Weighted average number of shares outstanding	179,520,041	170,644,946	178,491,155	166,784,892
Effect of dilutive securities	113,470	6,305	110,463	26,371

Weighted average diluted number of shares outstanding	179,633,511	170,651,251	178,601,618	166,811,263

Diluted net loss per share	$(0.16)	$(0.03)	$(0.17)	$(0.04)

For the three and six months ended June 30, 2013, the effect of the conversion of outstanding palladium warrants has been included in the diluted net loss per share calculation. The effect of stock options and convertible debentures have not been included in the determination of diluted loss per share because to do so would be anti-dilutive. The maximum adjustment to the weighted average number of shares outstanding at June 30, 2013 from such anti-dilutive exercise or conversion was 14,663,384 shares.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

(f) Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit Plan (“RSU Plan”) under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, who determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at June 30, 2013, 765,552 (December 31, 2012 – 237,871) restricted share units had been granted and were outstanding at an aggregate value of $414 (December 31, 2012 – $253).

(g) Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense relating to continuing operations:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Registered retirement savings plan	$410	$281	$676	$518
Common share stock options	(352)	576	(205)	1,091
Restricted share units	(64)	(37)	161	168

	$(6)	$820	$632	$1,777

15. FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, sales taxes receivable (included in other assets), accounts payable and accrued liabilities, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under finance leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of RSUs, which are included in accounts payable and accrued liabilities, are determined as described in note 14(f).

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The fair value of the derivative liability relating to the 2011 long term debt issuance primarily relates to the value of palladium warrants and related conversion options. These derivative instruments are valued using a binomial model.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities as of June 30, 2013 are the senior secured term loan ($142.9 million), convertible debentures ($43.0 million) and finance leases ($11.4 million).

Fair Value Hierarchy

The table below details the assets and liabilities measured at fair value at June 30, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents	$44,809	$—	$—	$44,809
Accounts receivable (note 5)	—	44,461	—	44,461
Fair value of financial contracts* (note 5)	—	2,141	—	2,141
Financial liabilities
RSU liabilities* (note 14(f))	—	(414)	—	(414)
Fair value of current derivative liability	—	(2,117)	—	(2,117)

Net carrying value	$44,809	$44,071	$—	$88,880

*

As detailed in note 5, the asset relating to the mark-to-market on financial contracts is included in the carrying value of accounts receivable on the balance sheet. RSU liabilities are measured at fair value based on the Black-Scholes valuation model at each reporting date and are included in the balance of accounts payable and accrued liabilities.

16. COMMITMENTS

(a) Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b) Operating Leases and Other Purchase Obligations

As at June 30, 2013, the Company had outstanding operating lease commitments and other purchase obligations of $5.6 million and $62.2 million, respectively (December 31, 2012 – $6.7 million and $84.9 million, respectively) all of which had maturities of less than five years.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

(c) Letters of Credit

As at June 30, 2013, the Company had outstanding letters of credit of $15.4 million, consisting of $14.4 million for various mine closure deposits and $1.0 million for a regulated energy supplier (December 31, 2012—$17.3 million outstanding letters of credit, consisting of $16.3 million for various mine closure deposits and $1.0 million for a regulated energy supplier)

17. REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2013
Three months ended June 30
Revenue – before pricing adjustments	$36,581	$23,793	$3,835	$3,756	$2,712	$2,409	$76
Pricing adjustments:
Commodities	(4,406)	(2,226)	(858)	(788)	(374)	(157)	(3)
Foreign exchange	1,038	504	193	164	95	81	1

Revenue – after pricing adjustments	$33,213	$22,071	$3,170	$3,132	2,433	$2,333	$74

2012
Three months ended June 30
Revenue – before pricing adjustments	$42,010	$26,935	$4,573	$4,549	$3,239	$2,596	$118
Pricing adjustments:
Commodities	(1,691)	(426)	(615)	(333)	(92)	(187)	(38)
Foreign exchange	244	(68)	105	124	46	32	5

Revenue – after pricing adjustments	$40,563	$26,441	$4,063	$4,340	$3,193	$2,441	$85

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2013
Six months ended June 30
Revenue – before pricing adjustments	$82,131	$53,921	$8,569	$8,748	$5,799	$4,973	$121
Pricing adjustments:
Commodities	(3,036)	(953)	(620)	(817)	(402)	(241)	(3)
Foreign exchange	1,208	317	363	270	130	127	1

Revenue – after pricing adjustments	$80,303	$53,285	$8,312	$8,201	$5,527	$4,859	$119

2012
Six months ended June 30
Revenue – before pricing adjustments	$82,697	$53,516	$8,612	$8,927	$6,447	$4,890	$305
Pricing adjustments:
Commodities	575	261	439	104	(258)	44	(15)
Foreign exchange	(1,129)	(936)	(72)	(48)	(40)	(33)	—

Revenue – after pricing adjustments	$82,143	$52,841	$8,979	$8,983	$6,149	$4,901	$290

During 2013, the Company delivered all of its concentrate to two customers under the terms of the respective agreements (2012 – two customers).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

18. INTEREST AND OTHER COSTS (INCOME)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Interest expense and other costs
Interest on finance leases	$187	$224	$371	$431
Asset retirement obligation accretion	65	72	127	134
Accretion expense on long-term debt	880	952	1,772	1,430
Loss on investments	844	—	844	—
Financing costs	2,318	—	2,399	—
Interest expense	30	9	70	288

	$4,324	$1,257	$5,583	$2,283

Interest and other income
Realized and unrealized gain on palladium warrants	$(2,147)	$(2,316)	$(1,197)	$(2,287)
Gain on renouncement of flow-through expenditures	—	(263)	(276)	(263)
Interest income	(32)	(61)	(59)	(144)

	$(2,179)	$(2,640)	$(1,532)	$(2,694)

	$2,145	$(1,383)	$4,051	$(411)

19. CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising in the ordinary course of business. The Company considers its provisions for outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2013 cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the condensed interim consolidated financial statements, for which there has been no material change in the three month period ended June 30, 2013, are as follows:

(a) B.R. Davidson Claim

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a construction contract whereby Davidson agreed to construct an expanded tailings management facility at the LDI Mine. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a performance bond issued by AXA Pacific Insurance Company (“AXA”). Davidson was the principal named in the bond and the indemnitors were Davidson, Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, LDI’s engineers, and LDI’s bond broker. The third party action is for $10.9 million in the event that the construction contract is enforced or approximately $3 million in the event the construction contract is not enforced plus other damage claims for between $10 and $15 million plus costs and interest. LDI has a counterclaim against Davidson for $10.7 million in liquidated damages for breach of contract. LDI has approximately $2.6 million in principal and interest judgments against Davidson related to subtrade liens. A pre-trial was held in January 2013 and the matter has now been set down for trial starting in October 2014. At this stage, it is not possible for the Company to estimate the outcome of the third party action and counterclaim and accordingly the Company has not recorded any provisions related to this action within these condensed interim consolidated financial statements at June 30, 2013.

SECOND QUARTER REPORT 2013

North American Palladium Ltd.

(b) Class Action

In 2011, the Company became aware that a statement of claim had been filed with the Ontario Superior Court of Justice against the Company and two of its officers regarding a potential class action lawsuit. The statement of claim sought permission of the court to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure. In 2012, a fresh Statement of Claim was filed increasing the amount of the claim to $100 million. In December 2012, the plaintiffs filed a motion of record for certification and for leave. The Company has retained legal counsel and intends to vigorously defend the potential claim. At this stage, it is not possible for the Company to estimate the outcome of the potential action and accordingly, the Company has not recorded any associated provisions within its consolidated financial statements at June 30, 2013.

20. OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to continuing operations are as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cash provided by (used in):
Accounts receivable	$11,428	$(5,188)	$7,320	$(11,446)
Inventories	1,715	1,189	563	(817)
Other assets	334	767	831	3,966
Accounts payable and accrued liabilities	(10,946)	906	(6,999)	8,138
Other financial liabilities	(2,147)	—	(1,197)	—
Taxes payable	—	2,042	—	858

	$384	$(284)	$518	$699

21. SEGMENT INFORMATION

Following the sale of its discontinued gold operations on March 22, 2013 (see note 4), the Company has one reportable segment.

22. SUBSEQUENT EVENTS

Subsequent to June 20, 2013, the following transactions took place.

Repayment of Credit Facility

On July 15, 2013, the Company determined its borrowing base as at June 30, 2013 had declined to $37.9 million and repaid $4.6 million of its credit facility. Refer to note 5.

Cash Settlement of Palladium Warrant Exercise

On July 15, 2013, the Company paid $1.7 million relating to the exercise of 47,000 palladium warrants. Refer to note 13.

Flow-through Common Shares

On July 23, 2013, the Company issued 8,590,328 flow-through common shares at a price of $1.164 per share for net proceeds of $9.6 million. The Company is required to spend the gross proceeds of $10.0 million on eligible exploration and mine development expenditures, which expenditures are expected to be renounced to investors for the 2013 tax year. The $10.0 million is expected to be spent by December 31, 2013. Refer to note 14(c).

SECOND QUARTER REPORT 2013